1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2005.

Aluminum Corporation of China Limited

(Translation of Registrant’s name into English)

No. 12B Fuxing Road

Haidian District, Beijing

People’s Republic of China 100814

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited
(Registrant)

Date January 24, 2005	By	/s/ Liu Qiang
Name: Liu Qiang
Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ALUMINUM CORPORATION OF CHINA LIMITED*

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2600)

ANNUAL RENTAL OF LAND USE RIGHTS EXPECTED TO

EXCEED 2004 ANNUAL CAP

- CONNECTED TRANSACTIONS WITH ALUMINUM CORPORATION OF CHINA

Summary

The annual land use rental payable by the Company to Chinalco, the parent company of the Company, for the year ending 31 December 2004 has exceeded the estimated annual cap of RMB 200 million for the purpose of the connected transaction waiver granted by the Stock Exchange. The adjustment in annual rental is due to adjustments by the local tax authorities of the basic land rates and land use tax effective from 2004 onwards leading to corresponding adjustments in the rental payable by the Company to Chinalco. The revised estimated annual land use rental for 2004 is RMB 239 million. The Company makes this announcement pursuant to the requirements of Rule 14A.34 of the Listing Rules.

The Company proposes that the annual cap for land use rights rental for the years ending 31 December 2006 be revised to RMB 250 million.

The board of directors (the “Directors”, and the “Board”) of Aluminum Corporation of China Limited (the “Company”) wishes to announce that the estimated land use rental of the Company to Aluminum Corporation of China (“Chinalco”) for the year ended 31 December 2004 is expected to be around RMB 239 million, which has exceeded the annual cap of RMB 200 million for the year 2004 for the purpose of the connected transaction waiver granted by the Stock Exchange of Hong Kong Limited (the “Stock Exchange”). The revised land use rights rental is expected to be less than 2.5% of the applicable percentage ratios under Rule 14A.34 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) for the year ended 31 December 2004.

The Company and its subsidiaries are engaged in the principal business of producing alumina and primary aluminum in China. The Company’s primary activities include refining bauxite into alumina and smelting alumina to produce aluminum.

Chinalco is a state-owned enterprise incorporated under the laws of the People’s Republic of China (“PRC”), whose entities and business were contributed to the Company upon the Company’s establishment.

Chinalco is the controlling shareholder (as defined in the Listing Rules) and a connected person of the Company. The Company has a land use rights leasing agreement with Chinalco for the leasing of land use rights of certain parcels of land relating to the Company’s core operations and businesses. At the time of listing and subsequently in November 2003, the Company obtained from the Stock Exchange a waiver from strict compliance with the connected transactions rules provided that, among other things, that the annual rental value of the land use rights leasing shall not exceed an annual cap of RMB200 million.

Due to adjustments of the basic land rates and increases in land use taxes by the relevant PRC local authorities in 2004, an extra sum of RMB 66 million is payable by Chinalco to the tax authorities arising out of such adjustments. In December 2004, Chinalco first proposed to the Company that the Company should bear the adjustments and increase in basic land rates and land use tax. On 11 January 2005, the Company, after arm’s length negotiations with Chinalco, agreed with the Company to bear the increase in annual rental of RMB66 million which will increase the annual land use rights rental payable by the Company from RMB 173 million (before adjustments) to RMB 239 million (after adjustments) and will be paid by the Company after approval has been obtained from the Stock Exchange in relation to the exceeding of the annual cap.

The Company proposes that the annual cap for land use rights rental for the years ending 31 December 2006 be revised to RMB 250 million.

As at the date hereof, the Board of Directors comprises of Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors), Mr. Joseph C. Muscari, Mr. Chen Xiaozhou (Non-Executive Directors) and Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo and Mr. Kang Yi (Independent Non-Executive Directors).

By Order of the Board of Directors of
Aluminum Corporation of China Limited
Liu Qiang
COMPANY SECRETARY

20 January 2005

*	For identification only